May 3, 2016	News Release 16–10

ISS AND GLASS LEWIS RECOMMEND THAT SILVER STANDARD SHAREHOLDERS VOTE FOR SHARE ISSUANCE FOR ACQUISITION OF CLAUDE RESOURCES

VANCOUVER, B.C. – Silver Standard Resources Inc. (“Silver Standard”) (TSX: SSO; NASDAQ: SSRI) is pleased to announce that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have both recommended that shareholders vote FOR the resolution (the “Share Issuance Resolution”) to approve the issuance of 0.185 of a common share in the capital of Silver Standard as consideration payable to shareholders of Claude Resources Inc. with respect to the previously announced Plan of Arrangement. The Share Issuance Resolution will be considered at the upcoming Annual and Special Meeting of Shareholders of Silver Standard to be held at 10:00 a.m. Pacific Time on Wednesday, May 18, 2016 (the “Meeting”) at Hyatt Regency Vancouver, 655 Burrard Street, English Bay Room, Perspectives Level (34th Floor), Vancouver, British Columbia.

Both ISS and Glass Lewis are independent proxy advisory firms which, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

We remind shareholders that your vote is important regardless of how many Silver Standard common shares you own. Shareholders are asked to vote their proxy prior to the proxy voting deadline of Monday, May 16, 2016 at 10:00 a.m. Pacific Time. Our Board of Directors recommends a vote FOR the Share Issuance Resolution.

ISS and Glass Lewis also recommended that shareholders vote FOR the other resolutions to be presented at the Meeting relating to the election of directors, the appointment of the auditor and an advisory vote on executive compensation. Our Board of Directors recommends a vote FOR each of those resolutions.

Due to the approach of the voting deadline, shareholders are urged to vote today using one of the alternatives below.

Registered Shareholders

Shareholders who have physical certificates representing Silver Standard shares may vote by telephone or via the Internet. To vote by telephone call 1-866-732-8683 from a touch tone phone. When prompted, enter your Control Number listed on the proxy and follow the voting instructions. To vote via the internet, go to www.investorvote.com and enter your Control Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the form of proxy.

Beneficial Shareholders

Shareholders who hold their shares through a broker or other intermediary may vote via the internet at www.proxyvote.com or follow the other instructions found on their voting instruction form.

Shareholder Questions

Silver Standard has engaged Laurel Hill Advisory Group (“Laurel Hill”) as its proxy solicitation agent in connection with the Meeting and asks all shareholders to contact Laurel Hill with any questions or for assistance with voting. Laurel Hill can be reached by email at assistance@laurelhill.com or by telephone in the U.S. and Canada +1 (877) 452-7184 (toll-free) or +1 (416) 304-0211 (collect).

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things, future production of silver, gold and other metals, the prices of silver, gold and other metals, the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds, and our plans and expectations for our properties and operations. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. See the various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the Securities and Exchange Commission

(“SEC”). This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.